January 2, 2008

VIA EDGAR

United States Securities and Exchange Commission

Kathleen Collins

Kari Jin

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saba Software, Inc.
File No. 000-30221

Dear Ms. Collins and Ms. Jin:

On behalf of Saba Software, Inc. (the “Company”), this letter is being submitted in reference to your letter to Bobby Yazdani, CEO and Chairman of the Board, dated December 18, 2007 (the “Comment Letter”). The Company respectfully requests an extension to respond to the inquiries contained in your Comment Letter. The Company intends to respond to the Staff’s comments no later than January 17, 2008.

If you have any questions, please do not hesitate to call the undersigned at (650) 581-2500.

Sincerely,

/s/ Peter E. Williams III
Peter E. Williams III
Executive Vice President, Corporate Development